UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-39407

Li Auto Inc.

(Registrant’s Name)

11 Wenliang Street

Shunyi District, Beijing 101399

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Termination of At-The-Market Offering of American Depositary Shares

Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, has provided notice of termination of the equity distribution agreement dated June 28, 2022 between the Company and certain sales agents in connection with the Company’s previously announced at-the-market equity offering program (the “ATM Offering”) on the Nasdaq Global Select Market, effective immediately after the close of business on September 27, 2023, U.S. Eastern Time. The Company is terminating the ATM Offering because it does not intend to further raise additional capital or sell additional securities under the ATM Offering after the termination becomes effective. The Company is not subject to any penalties or liabilities relating to this termination.

As of the date and time of this current report on Form 6-K, the Company has sold 13,502,429 American depositary shares representing 27,004,858 Class A ordinary shares of Li Auto Inc. under the ATM Offering, raising gross proceeds of US$536.4 million before deducting fees and commissions payable to the sales agents of up to US$7.0 million and certain other offering expenses.

The Company has used and still intends to use the net proceeds from the ATM Offering for (i) research and development of next-generation electric vehicle technologies including technologies for BEVs, smart cabin, and autonomous driving, (ii) development and manufacture of future platforms and car models, and (iii) working capital needs and general corporate purposes.

This current report on Form 6-K shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Li Auto Inc.

By		/s/ Tie Li
Name	:	Tie Li
Title	:	Director and Chief Financial Officer

Date: September 27, 2023